SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

03032550

18 September 2003

03 OCT -7 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 12 September 2003, Re: Change of Address for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 10/7

Form Version 2.0

Change of Address

Submitted by SILVERSTONE CORPORATION on 12-09-2003 05:07:49 PM
Reference No SC-030912-55135

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

*	Change description	: **Registrar**
	Name of Registrar (if applicable)	: **Secretarial Communications Sdn Bhd**
*	Old address	: **Level 47, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur**
*	New address	: **Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur**
*	Telephone no	: **03-21622155, 03-21648411**
*	Facsimile no	: **03-21623448**
	E-mail address	:
*	Effective date	: **15-09-2003**
	Remark	:

SILVERSTONE CORPORATION BERHAD
(41515-D) (formerly known as Angkasa Marketing Berhad)

....
Secretary
12 SEP 2003